Mail Stop 3628

July 20, 2009

Mr. Stanislas Vilgrain
President and Chief Executive Officer
Cuisine Solutions, Inc.
2800 Eisenhower Avenue, Suite 450
Alexandria, Virginia 22314

      Re: **Cuisine Solutions, Inc.**
                Schedule 13E-3
                Filed on July 10, 2009
                File No. 005-35942

                Preliminary Proxy Statement on Schedule 14A
                Filed on July 10, 2009
                File No. 001-32439

Dear Mr. Vilgrain:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. For purposes of this comment letter, we refer to the pagination in marked courtesy copies of your filings that were provided to us by counsel.

Preliminary Proxy Statement on Schedule 14A

Special Factors

Background of the Transaction, page 16

1.   On page 21, you refer to a "benchmarking analysis" presented to the Special Committee on April 24, 2009 by Bengur Bryan. This benchmarking analysis appears to be distinct from the valuation presentation embodied in Exhibit C.5 to your Schedule 13E-3. Please describe the benchmarking analysis in your disclosure, and, if the benchmarking analysis is in fact distinct from the valuation presentation, please file any related written materials as exhibits to the

Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

2.   Also on page 21, you state that the results of the price-to-book value analysis were within the range of the selected comparable publicly traded companies. However, on page 2 of the April 24, 2009 presentation materials, the financial advisor appears to be demonstrating that the price-to-book value ratio of your company defines the bottom of the presented range. Please advise, or revise your disclosure as necessary.

Premiums Paid Analysis, page 42

3.   We note your response to comment 16 of our prior letter. Please clarify your disclosure in the paragraph following the chart on page 43 by stating the actual mean and median premiums of the comparable companies for the one year period and the corresponding premium for the company for the same period. Please also clarify the statement that the premium for the company was within the range of the premiums for the comparable companies, and disclose how the thinly-traded nature of the company's stock and the LTM performance of the company affected the financial advisor's conclusion regarding the results of the analysis. You appear to be stating that the financial advisor deemphasized the results of this analysis, given that all other valuation methodologies were in line with the consideration being offered in the present transaction. If so, please state this clearly.

Quorum and Certain Voting Matters, page 56

4.   We note your response to comment 19, in which you state that abstentions are not considered votes cast. However, you then cite Section 242(b)(1) of the Delaware General Corporation Law, which provides that in order for a charter amendment to be effected, a majority of the outstanding stock entitled to vote on the proposal must be voted in favor of the amendment. Accordingly, it appears that abstentions would have the effect of a vote against the proposal, in that an abstention would not contribute towards a majority of the shares entitled to vote being cast in favor of the proposal. Please advise, or revise your disclosure.

*   *   *   *   *

Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (703) 456-8100
Darren K. DeStefano, Esq.
Cooley Godward Kronish LLP